ARMSTRONG ASSOCIATES INC.

October 25, 2010

U.S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Re:	Request for Accelerated Review of Form
N-1A Filing for Armstrong Associates, Inc.
File#: 811-01548

Dear Sirs:

I am requesting Acceleration of the Effective Date of the registration statement of Armstrong Associates, Inc. to October 29, 2010, or, failing that, as soon thereafter as possible.

As an explanation of the reasons for our Acceleration request, I offer the following:

1.)
We believed the format changes and early review requirements were only related to the new “Summary Prospectus.”  There were no substantive changes in Armstrong’s prospectus and we had planned to file under rule 485(b).  When we contacted our filing service, we became aware of the new requirements and our timing problem.

2.)
We have reviewed the new filing requirements and found they reflected a new format but no apparent changes in the substance of the filing that we were prepared to make.  The filing we are making today reflects our understanding of the new format requirements.

With that as background, Armstrong’s overriding concern is the possible impact of a delay in Armstrong’s ability to accept purchase orders from its existing shareholders. The timing of this problem could be particularly detrimental to the interests of our shareholders since it could effect their year end IRA contributions, gifts and other year end purchases.

I would appreciate any assistance you can provide in expediting the review of Armstrong’s filing.

Sincerely,

C.K. Lawson, President
Armstrong Associates, Inc.

CKL/jh